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                               May 21, 2021

       James DiPrima
       Chief Executive Officer
       Green Stream Holdings Inc.
       201 E. Fifth Street
       Suite 100
       Sheridan, WY 82801

                                                        Re: Green Stream
Holdings Inc.
                                                            Amendment No. 5 to
Form 10-12G
                                                            Filed May 4, 2021
                                                            File No. 000-53279

       Dear Mr. DiPrima:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 5 to Form 10-12G

       Description of Products and Service, page 5

   1. We note your response to prior comment two. Your disclosure in this section is inconsistent as to
whether you will first enter into PPAs and then develop and construct the solar systems, or
whether you will market the PPAs after the solar systems are built. If the latter, please
discuss the speculative nature of your development and construction of the solar systems, and
the risk that resources required to complete the systems would not be recouped through
revenue generated from PPAs.
       Plan of Operation, page 6

   2. We understand from your response to prior comment three that you expect the lease at
                                                        Imlay Street to be
voided. Please revise disclosure in the filing that the Imlay project is
 James DiPrima
Green Stream Holdings Inc.
May 21, 2021
Page 2
         suspended    to provide a more thorough explanation of the status of
the project at this
      property. In addition, we note that you have filed as exhibits leases for properties located in Larchmont, NY, New Rochelle, NY and Newark, NJ, which are not discussed in the
      filing, and that you have discussed a second    active    location in
Bellport, NY at 607
      Station Road that you have not filed an exhibit for. You have also listed the property at
      Ferry St., Newark, NJ in your timetable for solar installations on page 6, but you do not list this location among the leases you have entered into on page 4. Finally, we note that the Amergy letter of intent filed as Exhibit 10.10 contemplates work at properties located on Victory Blvd, Staten Island NY, and Austin Blvd., Island Park NY, neither of which is referenced in the filing or represented in a lease agreement filed as an exhibit. Please carefully review your disclosures for accuracy and reconcile references to the properties for which you have entered into lease agreements and the current status of your activities at those properties, and ensure that you have filed all material leases as exhibits to the registration statement.
Item 5. Directors and Executive Officers, page 32

3. We note that in your supplemental response to prior comment five, you state that Mr.
      Sheikh no longer serves as your Chief Financial Officer. As requested in the comment, please identify the individual, if any, who serves as Chief Financial Officer, and provide the information required by Item 401 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at 202-551-3765 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameJames DiPrima
                                                            Division of
Corporation Finance
Comapany NameGreen Stream Holdings Inc.
                                                            Office of Real
Estate & Construction
May 21, 2021 Page 2
cc:       Peter Campitiello, Esq.
FirstName LastName